UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at February 13, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 13, 2008

Print the name and title of the signing officer under his signature.

1020-800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES FIRST QUARTER FISCAL 2008 RESULTS

February 13, 2008, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announces its financial results including production and sales for the Gibraltar Mine located near the City of Williams Lake in south-central British Columbia. Dollar amounts are in Canadian currency unless otherwise indicated.

For the three months ended December 31, 2007, Taseko reported an operating profit of $19.2 million, and net earnings of $16.3 million or $0.12 per share ($0.11 per share fully diluted).

Cash out-flow from operations in the quarter of $2.1 million is net of positive contributions made to non-cash operating working capital, totalling $20.4 million.

Financial results from operating activities during the quarter compared to the same period in the prior year are shown in the table below:

	Quarter Ended December 31, 2007	Quarter Ended December 31, 2006
Revenue	$44.9 million	$56.4 million
Copper[1]	$38.1 million	$53.2 million
Molybdenum	$6.8 million	$3.2 million
Cash Flow[2]	($2.1 million)	$25.5 million
Cash Flow per Share (basic)	($0.02)	$0.20
Operating profit[3]	$19.2 million	$19.3 million
Earnings before income tax	$15.0 million	$17.4 million
Earnings after income tax	$16.3 million	$11.7 million
Earnings per share (basic)	$0.12	$0.09

1 Copper revenue in 2008 includes proceeds from sales of copper concentrate and copper cathode.
2 Cash flow and cash flow per share are numbers used by the Company to assess its performance. They are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.
3 Operating profit is comprised of revenues less cost of sales and depletion, depreciation and amortization.

Gibraltar Mine
- For the quarter, Gibraltar produced 14.4 million pounds of copper and 291,000 pounds of molybdenum.
- The average realized price for copper and molybdenum sales during the quarter were US$3.26 per pound and US$32.18 per pound, respectively.
- Copper sales were 12.2 million pounds. Copper inventory was 7.2 million pounds at the end of the quarter.
- Molybdenum sales were 210,000 pounds. Molybdenum inventory was 96,000 pounds at the end of the quarter.
- The Semi Autogenous Grinding ("SAG") mill was released from the construction group to the Gibraltar operations team on December 27, 2007.
- The pro rata capacity for the Phase I concentrator expansion was achieved on the secondary grinding line on February 1, 2008 - 30 days ahead of schedule.

First Quarter Fiscal 2008 Production

The following is a summary of the operating statistics for the first quarter of 2008 (Q1 2008) compared to the same quarter in fiscal 2007 (Q1 2007).

	Q1 - Fiscal 2008	Q1 - Fiscal 2007
Total tons mined (millions)[1]	10.1	7.7
Tons of ore milled (millions)	2.3	2.4
Stripping ratio	3.2	2.2
Copper grade (%)	0.364	0.284
Molybdenum grade (%Mo)	0.012	0.010
Copper recovery (%)	79.3	77.3
Molybdenum recovery (%)	50.4	26.2
Copper production (millions lb)	14.4[2]	10.6
Molybdenum production (thousands lb)	291	120
Copper production costs, net of by-product credits[3], per lb of copper	US$0.98	US$1.19
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.44	US$0.33
Total cash costs of production net of by-product credits[3], per lb of copper	US$1.42	US$1.52

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside the pit limit during the period.
2 2008 copper production includes 13.4 M lb in concentrate and 1.0 M lb in cathode.
3 The by-product credit is based on pounds of molybdenum and ounces of silver sold.

Tons mined in the first quarter of fiscal 2008 were 10.1 million tons, 31% higher than the 7.7 million tons mined in the first quarter of fiscal 2007, primarily as a result of improved operating efficiencies. Ore milled during the quarter was essentially the same as Q1 2007, even though 30% of the mill capacity was off-line during the month of December as part of the Phase I expansion conversion, to integrate the new SAG mill into the grinding circuit.

Copper recovery was higher in Q1 2008 compared with the same quarter in fiscal 2007 as a result of the performance of the new flotation circuit and higher head grades.

Copper in concentrate production during the quarter was 13.4 million pounds, compared to 10.6 million pounds produced in the first quarter of fiscal 2007. Copper in cathode production during the quarter was 1.0 million pounds, compared to nil in the same quarter of fiscal 2007.

Molybdenum production was significantly higher than in fiscal 2007, as the mechanical issues experienced in the molybdenum circuit have been resolved. Molybdenum in concentrate production in the quarter was 291,000 pounds, an increase from 120,000 pounds in the same quarter of fiscal 2007.

Cost per pound of copper produced was lower in 2008 than the same quarter in 2007 as a result of maintaining expenditure levels while increasing copper and molybdenum production. Off-property costs increased during the quarter as bulk ocean freight rates rose significantly related to higher seasonal shipping prices, roasting fees for molybdenum increased and the effect of the stronger Canadian dollar.

Concentrator Expansion Project

The two phase expansion underway at the concentrator facility at Gibraltar is continuing on time and on budget. The first phase, now essentially complete, has involved the installation of a new thirty-four foot diameter SAG mill as well as installation of ten new flotation cells and other upgrades. At the end of the quarter, the SAG mill was operational and the full complement of new flotation cells had been operating for four months. The 46,000 tons per day pro rata grinding capacity was reached in early February.

The second phase of the expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system and adding a pebble crusher to the SAG mill circuit. Phase two is designed to increase concentrator capacity to 55,000 tons per day. Design work, procurement, and construction are proceeding on schedule for project completion by late 2008.

Prosperity Project
Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In September 2007, the Company announced the positive results of a feasibility study for the Project. The Company is actively advancing opportunities for improved economic performance through further metallurgical testing and optimization of the concentrator flowsheet, applying the most up-to-date facility designs and construction techniques, and reducing indirect costs. Advanced engineering began in January 2008.

The Project is currently in the joint Federal/Provincial Environmental Assessment process. The Department of Fisheries and Oceans, Transport Canada, and Natural Resources Canada, have recommended to the Federal Minster of Environment that the project be referred to a Joint Panel Review. Provincially, the Executive Director of the Environmental Assessment Office has also referred the project to the Provincial Minister of Environment for a decision regarding a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Project and are also engaged in discussions with local First Nations and other communities.

Harmony Project
Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii Islands on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan. This review is continuing and plans to move the project ahead during 2008 are being evaluated.

Aley Project
Taseko acquired 100% of the Aley niobium project in northern British Columbia in fiscal 2007. The Aley property hosts a niobium deposit. Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. The metal is currently selling for $30/kg and the market is growing at 5-8% per year. Currently, the world supply is dominated by only two producers: CBMM, a Brazilian miner, and Iamgold, which operates the Niobec Mine in Quebec.

Taseko successfully completed an initial exploration program on the Aley deposit in 2007, and is evaluating an accelerated drilling and engineering work program in the summer of 2008 with the intention of advancing the Aley Project toward a feasibility study.

Financial Results
Taseko reported revenues of $44.9 million for the quarter, compared to $56.4 million in the first quarter of the prior year. The decrease in revenue was largely the result of lower copper concentrate sales. In Q1 2008, sales were 11.8 million pounds compared to 16.9 million pounds in Q1 2007 because of timing of shipments. Management chose to retain inventory in anticipation of lower seaborne costs and higher copper prices in 2008. Revenues were also impacted by the increase in the value of the Canadian dollar, but this was partially offset by significant increases in the average price per pound of copper sold from US$2.77 per pound in fiscal 2007 to US$3.26 per pound in Q1 2008, and revenue from copper cathode sales (0.44 million pounds) in Q1 2008. Cathode production had not yet begun in Q1 2007.

Revenues in the first quarter consisted of copper concentrate sales of $36.8 million (2007 - $53.2 million), copper cathode sales of $1.3 million and molybdenum concentrate sales of $6.8 million (2007 - $3.3 million).

Cost of sales was $25.0 million, compared to $36.6 million for the same period in fiscal 2007. Costs of sales includes total cost for metal produced and sold, including treatment and transportation, during the quarter of $26.7 million (2007 - $24.4 million) and a concentrate inventory adjustment of ($1.6 million) (2007 - $13.2 million). The decrease in cost of sales for the period was due to lower production costs per pound of copper and lower sales volumes compared to Q1 2007.

Exploration expenses increased to $2.1 million in the first three months of fiscal 2008, compared to $1.9 million for the same period in fiscal 2007. The increase in expenditures during the current quarter is related to activities on the Prosperity Project, including preparation of an environmental impact assessment and ongoing engineering work. During the quarter, the Company also capitalized $0.5 million (Q1 2007 - $1.0 million) of exploration expenses related to increasing the reserves and mine life at Gibraltar.

General and administrative costs increased to $2.0 million in the first three months of fiscal 2008 compared to $1.4 million for the same period in fiscal 2007. The main increase was attributable to higher staffing levels and an increase in corporate activities relating to the Company's acquisition and tax planning initiatives.

Stock-based compensation increased to $2.8 million in the current quarter, compared to $0.8 million in the same period in fiscal 2007, as a result of the amortization of stock compensation on options granted in the prior fiscal year.

Interest and other income were $2.5 million as compared to $2.8 million in 2007. The decrease was due to interest earned on the Company's decreasing average cash balances, prior to the completion of financings in late October 27. Interest expense and interest accretion were the same as in the first quarter of 2007.

Current income tax expense of $1.2 million was recorded in the quarter, compared to $1.8 in the same period of fiscal 2007. In addition, the Company had a future income tax recovery of $2.5 million in the current quarter compared to future income tax expense of $3.8 million in the same period of fiscal 2007. The decrease in current income taxes is due mainly to the Company's ability to realize certain tax pools and a lower net income for tax purposes this quarter when compared to the same quarter in fiscal 2007. The future income tax recovery is mainly related to the reduction in corporate tax rates announced by the Canadian government in December 2007.

At December 31, 2007, Taseko had working capital of $90.8 million, as compared to a $50.0 million at September 30, 2007. Bought deal and private placement financings were completed during the quarter that added to working capital.

Additional details can be found in the Company's Financial Statements and Management Discussion and Analysis which are filed on www.sedar.com.

Taseko will host a conference call on Thursday February 14, 2008 at 11:00 a.m. Eastern Time (8:00 AM Pacific Time) to discuss these results. The conference call may be accessed by dialing (877) 604-9670 in Canada and the United States, or (719) 325-4846 internationally. A live and archived audio webcast will also be available on the Company's website at www.tasekomines.com.

The conference call will be archived for later playback until February 21, 2008 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 6549069.

For further information on the Company, please visit www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.